Exhibit (d)(5)(i)
January 1, 2007
ING Variable Insurance Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034
Re: Expense Limitations
Ladies and Gentlemen:
For shares of ING VP Global Equity Dividend Portfolio, a series of ING Variable Insurance Trust, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Variable Insurance Trust, dated March 1, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

Maximum Operating Expense Limit
Name of Fund	(as a percentage of average net assets)
ING VP Global Equity Dividend Portfolio	1.15%
We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2007 through and including December 31, 2007. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.
Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com